
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 28, 2009

Mr. Michael R. Kramer
Chief Financial Officer
ATS Medical Inc.
3905 Annapolis Lane North
Minneapolis, MN 55447

> **Re: ATS Medical Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 000-18602**

Dear. Mr. Kramer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief